Catherine S. Gallagher cgallagher@velaw.com

Tel +1.202.639.6544    Fax +1.202.879.8985

March 19, 2013

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Susan Block, Attorney-Advisor

Re:	KNOT Offshore Partners LP

Registration Statement on Form F-1

Filed February 28, 2013

File No. 333-186947

Ladies and Gentlemen:

This letter sets forth the response of KNOT Offshore Partners LP (the “Registrant”) to the comment letter dated March 13, 2013 of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Registration Statement on Form F-1 submitted on February 28, 2013 (the “Registration Statement”). On behalf of the Registrant, we have filed a revised draft of the Registration Statement (the “Revised F-1”) today via EDGAR. Also included are certain exhibits to the Registration Statement. A copy of this letter has been furnished via EDGAR as correspondence. All references to page numbers in the responses below are to page numbers in the redlined Revised F-1. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Risk Factors, page 22

Our partnership agreement limits, page 39

1.	Please refer to the last paragraph. We note your statement that you expect that your general partner will delegate all its management activities in relation to you to your board of directors and that arrangements will be in place. Please revise to clarify what agreement will provide for this delegation.

Response: The Registration Statement has been revised as requested. Please see page 40 of the Revised F-1.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 www.velaw.com

Securities and Exchange Commission March 19, 2013 Page 2

Legal Proceedings, page 144

2.	Please revise the first paragraph to state the amount accrued for the probable liability and the amount of the threatened claim or advise.

Response: The Registration Statement has been revised as requested. Please see page 144 of the Revised F-1.

3.	Please revise the second paragraph to describe the “certain specifications.” Please also disclose the amount accrued for the probable claim or advise.

Response: The Registration Statement has been revised as requested. Please see page 144 of the Revised F-1.

Material U.S. Federal Income Tax Considerations, page 185

Distributions, page 186

4.	Please revise the last sentence of the second paragraph to explain to potential investors why there is no assurance. For example, is it because you are assuming the factual matters listed under (i), (iii), and (iv) in the same paragraph and because the PFIC opinion found elsewhere is subject to uncertainty? Please revise to clarify.

Response: The Registration Statement has been revised as requested. Please see page 186 of the Revised F-1.

Securities and Exchange Commission March 19, 2013 Page 3

PFIC Status and Significant Tax Consequences, page 187

5.	We note your statement on page 185 that this discussion is the opinion of Vinson & Elkins L.L.P. As such please revise the third paragraph here to identify the “certain of [y]our present time-chartering activities” that counsel is opining upon.

Response: The Registration Statement has been revised as requested. Please see pages 47 and 188 of the Revised F-1.

Exhibit Index, page II-6

6.	We note your response to comment 34 of our letter dated January 17, 2013. Please revise to clarify, when known, the interest rate for your revolving credit facility. In addition as it appears you may not be executing the revolving credit facility until the closing of this offering, please file your letter of commitment, if available.

Response: The Registrant notes that, in connection with the offering, the loan facility related to the Bodil Knutsen will be amended to, among other things as described in the Registration Statement, include a revolving credit facility. The Registration Statement has been revised to clarify the interest rate on such revolving credit facility. The Registrant notes that it will not have another revolving credit facility at the time of the closing of the offering. The Exhibit Index has been revised accordingly. Please see pages 103-104, II-1, II-2 and II-6 of the Revised F-1.

Securities and Exchange Commission March 19, 2013 Page 4

Please contact Catherine Gallagher (202.639.6544) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/S/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Theresa Messinese (Securities and Exchange Commission)

Lyn Shenk (Securities and Exchange Commission)

John Dana Brown (Securities and Exchange Commission)

Arild Vik (KNOT Offshore Partners LLC)

Sean T. Wheeler (Latham & Watkins LLP)

Adorys Velazquez (Vinson & Elkins L.L.P.)